Exhibit 99.1

Mingzhu Logistics Receives Nasdaq Delisting Notice，Plans Further Appeal

SHENZHEN, CHINA, December 11, 2025 – Mingzhu Logistics Holdings Limited (the “Company”), a Cayman Islands exempted company with limited liability, announced today that it received a notification from The Nasdaq Stock Market LLC (“Nasdaq”) on December 10, 2025. The notification stated that the Company’s securities will be delisted from the Nasdaq Capital Market, with trading suspended at the opening of trading on December 12, 2025.

The delisting determination stems from the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2), commonly known as the “Bid Price” Rule. This rule requires listed companies to maintain a minimum closing bid price of $1 per share for 30 consecutive business days. Nasdaq first notified the Company of its non-compliance on October 20, 2025.

Typically, Nasdaq provides a 180-calendar day cure period for companies to regain compliance. However, due to a Discretionary Panel Monitor imposed on the Company by the Nasdaq Listing Qualifications Panel on May 20, 2025 (for a one-year term), the Company was not eligible for such a cure period. Following the initial delisting determination, the Company requested an appeal and presented its compliance plan – including a proposed reverse share split – at a hearing before the Nasdaq Hearings Panel on December 9, 2025. The Hearings Panel formally denied the Company’s appeal on December 10, 2025.

In response to the decision, the Company confirmed that it intends to file a further appeal with the Nasdaq Listing and Hearing Review Council within the 15-day deadline. While this appeal will delay the filing of Form 25 (which would finalize the delisting and deregistration with the U.S. Securities and Exchange Commission), it will not prevent the suspension of trading in the Company’s shares on Nasdaq as scheduled on December 12, 2025.

The Company noted that trading liquidity may become extremely limited following the Nasdaq suspension. It expects its securities to be quoted in the Over-the-Counter (OTC) market under the existing ticker symbols, but warned that shareholders may face difficulties in selling their shares, and any subsequent trading prices could be adversely affected.

A spokesperson for Mingzhu Logistics stated, “We are disappointed with the Hearings Panel’s decision but remain committed to exploring all available options to protect shareholder interests. The decision to appeal reflects our dedication to pursuing a favorable outcome for the Company and its investors.”

About MingZhu Logistics Holdings Limited (Nasdaq: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit https://ir.szygmz.com/.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission). For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact. MingZhu Logistics Holdings Limited: Junfei Yang Email: company@szygmz.com Phone: +86 131-2892-8512